Exhibit 21

Subsidiaries of Registrant
(all 100% owned except where indicated)

Name of Subsidiary	Jurisdiction of Incorporation
A-Mark Precious Metals, Inc.	New York
Collateral Finance Corporation, Inc.	Delaware
A-Mark Trading AG	Austria
Spectrum PMI, Inc.	Delaware
A-Mark Direct	Delaware
Bowers and Merena Auctions, LLC	Delaware
Spectrum Numismatics International, Inc.	California
SGI France SAS	France
Calzona Ventures, LLC (35% owned)	Delaware
Stack's-Bowers Numismatics, LLC	Delaware
Stack's-Bowers Ponterio, LTD	Delaware
Spectrum Wine Auctions, LLC	California
Spectrum Wine Auctions, LTD	Hong Kong
Spectrum Auction Services, LLC	Delaware
1063 McGaw, LLC	Delaware
Central de Compras Collectionables, S.L.U. - En Liquidacion	Spain